OPERATING AGREEMENT FOR NEUTRAL GROUND, LLC

This Operating Agreement for Neutral Ground, LLC ("Agreement") is entered into by and between its Members and is effective as of the _September 30th_, 2020.

Article 1
Definitions

The following words or terms shall have the definitions specified below:

A. "Financial Rights" shall mean a Member's rights to share in profits and losses, distributions, to receive interim distributions and liquidation distributions, and the right to transfer Financial Rights.

B. "Governance Rights" shall mean a Member's right to vote on one (1) or more matters, all of a Member's other rights as a Member in the Company under this Agreement or Tennessee law, other than Financial Rights, and the right to transfer the Governance Rights.

C. "Members" shall mean the Members identified on Exhibit A attached hereto and incorporated herein, who have executed this Agreement and each of the parties who may hereafter become a Member.

D. "Membership Interest" shall mean, with respect to each Member, such Member's interest in the Company consisting of such Member's Financial Rights and Governance Rights.

Article 2
Formation, Name, Member, Purpose and Term

Section 2.1 Formation. This limited liability company is formed under the *Tennessee Revised Limited Liability Company Act* ("Act") to carry out the purposes of the Company as described herein.

Section 2.2 Name. The name of the Company is Neutral Ground, LLC, referred to herein as "Company".

Section 2.3 Principal Office. The principal place of business for the Company is:

422 E. Martin Luther King Blvd.
Chattanooga, TN 37407

Section 2.4 Registered Agent. The Company shall serve as its own registered agent and shall use the following address:

2713 12th Ave.
Chattanooga, TN 37407

Section 2.5 Purpose. The purpose and business of the Company shall be to engage in any lawful business as set forth in *Tennessee Code Annotated* § 48-203-101.

Section 2.6 Term. The Company came into existence on May 1, 2020, the date of the acceptance for filing of the Articles of Organization of the Company by the Tennessee Secretary of State. The Company shall have a perpetual existence, unless dissolved earlier by majority vote of the Members.

Article 3
Members and Capital Contributions

Section 3.1 Members. The Members of the Company are listed on <u>Exhibit A</u>, which is attached hereto and incorporated herein.

Section 3.2 Capital Contributions. The Members of the Company are not required to make initial capital contributions. The Members may however, by majority vote, require capital contributions from periodically if needed to sustain the Company.

Section 3.3 Admission of Additional Members. The Members shall have the right at any time to admit one or more additional members upon such terms and conditions as the Members shall determine in her discretion. The Members shall also have the right to require an initial capital contribution from any additional members.

Article 4
Profits, Losses and Distributions

Section 4.1 Profits and Losses. For accounting and tax purposes, the Company's net profits and losses shall be determined on an annual basis and shall be allocated to the Members as determined by majority vote of the Members.

Section 4.2 Distribution of Net Available Cash Flow. The Company shall distribute available funds to the Members on a quarterly basis or, by majority vote, of the Members, more often.

Section 4.3 Acknowledgement. The Members hereby acknowledge that no distribution of net available cash flow shall be made to the Members to the extent that all or a portion of such funds are necessary for the payment of the Company's creditors or other liabilities. This provision does not, however, apply to payments owed to the Members for services provided to the Company or to the extent the Members also serve as a creditor of the Company.

Section 4.4 Loans from Members. To the extent any of the Members loan money to the Company for startup costs or otherwise, such loans must be evidenced in writing and signed by all Members. Loans made by Members shall not be repaid until the Company has enough money saved to pay three months of the Company's usual overhead expenses. Once such money has been saved by the Company, any loans made by Members shall be repaid in monthly increments over the course of twenty-four (24) months, bearing no interest. Members may, by unanimous vote, waive this requirement.

Article 5
Voting

Section 5.1 Notice of Meetings. Written notice of the date, time, and location of each meeting, including special meetings, shall be given to each Member who has Governance Rights not less than ten (10) days, and not more than sixty (60) days, before the meeting date along with a statement of the purpose(s) of the meeting. Written notice shall be given by mail or by private carrier.

Section 5.2 Special Meetings. Special meetings of the Members may be called by Members holding a majority of the Governance Rights by signing, dating, and delivering to the other Members written demand for the meeting describing the purpose(s) for which it is to be held.

Section 5.3 Actions Without a Meeting. Unless the Act mandates otherwise, any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if such action is taken on written consent of the Members who have Governance Rights. All such written consents may be signed in counterparts.

Section 5.4 Waiver of Notice. A Member may waive notice required under this Agreement or the Act, as long as such waiver is done in writing. A Member's attendance at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting (or promptly upon his/her arrival) to the transaction of the business at the meeting.

Section 5.5 Quorum. Members holding a majority of the Governance Rights entitled to vote at a meeting are a quorum for the transaction of business.

Section 5.6 Proxies. A Member may vote in person or by proxy. A Member may appoint a proxy to vote on his or her behalf by signing an appointment form, either personally or by his attorney-in-fact. An appointment of proxy shall be valid for sixty (60) days, unless another period is expressly stated in the appointment form. An appointment of a proxy shall be revocable by the member unless the appointment form conspicuously states that the Member intends the appointment to be irrevocable.

Section 5.7 Unanimous Votes. Each Member shall be entitled to exercise a percentage voting power equal to that Member's percentage interest in Governance Rights on each matter voted on at a meeting. Unless otherwise stated in this Agreement, all decisions made for the Company require a majority vote (51% or more).

Article 6
Management of the Company

Section 6.1 Appointment of Manager. Kenyatta D. Ashford shall serve as the manager ("Manager") of the Company. The Members may appoint another party as the Manager, by majority vote.

Section 6.2 Authority of the Manager. Except as otherwise limited in this Agreement, the exclusive responsibility for managing the business and affairs of the Company is granted to the Manager. The Manager is the sole agent of the Company and the Manager shall not delegate its agency to an employee of the Company without majority vote of the Members. The Manager may exercise all powers of the Company and do all such lawful acts necessary to manage the affairs and operations of the Company including, without limitation, financial affairs and any need to enter into contractual relationships. The Manager is further authorized to execute or file any document required or permitted to be executed or filed on behalf of the Company.

Section 6.3 Obligations of the Manager. The Manager shall take all actions that may be necessary for the continuation of the Company. The Manager shall oversee the preparation, review and safekeeping of the Company's records and books of all operations, receipts and expenditures. The Manager shall further institute any internal controls as necessary to comply with all laws and regulations.

Section 6.4 Liability of the Manager. The Manager shall not be liable for damages to the Company or any of its interest holders for any act, omission, or error in judgment taken in its capacity as the Manager unless such act or omission constitutes willful misconduct or intentional misrepresentation. In the event a Member also serves as Manager, the Member's liability remains limited under applicable law despite Member's dual role as Manager.

Section 6.5 Compensation and Reimbursement of Costs. Any Member who also serves as Manager shall be entitled to reasonable compensation, as determined by majority vote of the Members, for the value of any services provided to the Company. The Member shall also be entitled to be reimbursed for any out-of-pocket expenses incurred in the management of the Company or otherwise.

Section 6.6 Replacement of the Manager. The Members shall have the right to terminate and/or replace the Manager with or without cause, upon majority vote, as long as such termination is not in violation of any applicable law.

Article 7
Indemnification and Duty to Defend

The Company shall indemnify the Members and/or Manager if they face any sort of civil, criminal or contractual liability while performing their duties on behalf of the Company. The Company also has the duty to defend the Members and/or Manager for any attorney's fees they shall incur in their defense. The Company's indemnification obligation and duty to defend is contingent upon the Members and/or Manager acting in good faith and in a manner reasonably believed to be in the best interest of the Company. Likewise, the Members and/or Manager shall indemnify the Company if the Company faces any sort of damages or liability while the Members and/or Manager were acting in bad faith.

Article 8
Dissolution

The Members may dissolve the Company by majority vote and any time after winding up the Company's affairs. On the winding up of the Company, the assets of the Company shall first be distributed as follows:

    A. To the payment of debts and liabilities of the Company and the expenses of liquidation, if any;
    B. To the establishment and funding of such reserves deemed by the Members to be necessary for contingent liabilities or obligations of the Company (provided, however, that any reserves not ultimately required to be paid for a contingent purpose shall be distributed as hereinafter stated); and
    C. To the payment of any loans or advances made by the Members to the Company.

Article 9
Incapacitation or Death

Article 9.1 Incapacitation. In the event a medical doctor declares in writing that a Member is incapacitated or otherwise unable to make decisions on behalf of the Company (collectively, "Incapacitated"), decisions shall be made as follows:

If Jeremiah J. Vasterling is Incapacitated, Kenyatta D. Ashford shall serve as Jeremiah H. Vasterling's proxy for purposes of making all decisions on behalf of the Company. If Kenyatta D. Ashford is Incapacitated, Tomeka Ashford shall serve as his proxy for purposes of making all decisions on behalf of the Company.

If Kenyatta D. Ashford is disabled, to the extent mentioned herein, for a period of one year or more, his Membership Interest shall be gifted to Tomeka Ashford. If, however, Tomeka Ashford does not want to retain his Membership Interest, she shall have the authority to sale his Membership Interest pursuant to the Article 10.

If Jeremiah J. Vasterling is disabled, to the extent mentioned herein, for a period of one year or more, his Membership Interest shall be sold pursuant to Article 10.

A Member shall no longer be considered disabled, under this paragraph, once a medical doctor issues a written opinion stating that the Member is capable of making decisions on behalf of the Company.

Article 9.2 Death. In the event of the death of a Member, the following provisions shall apply:

Upon the death of Kenyatta D. Ashford, his Membership Interest shall be gifted equally to Tomeka Ashford, Nkenge Ashford, and Knea Ashford. In the event Nkenge Ashford and Knea Ashford are not adults, then Tomeka Ashford shall be the sole recipient of Kenyatta Ashford's Membership Interest. Alternatively, his Membership Interest shall be sold in accordance with Article 10.

Upon the death of Jeremiah J. Vasterling, his Membership Interest shall be gifted to Ahni Vasterling. Alternatively, his Membership Interest shall be sold in accordance with Article 10.

Article 10
Transfer of Membership Interest

Article 10.1 Restrictions on Transfer. No Member, and no person who acquires a Membership Interest in the Company, may sell, assign, pledge, hypothecate, give, bequeath or otherwise transfer or dispose of (collectively referred to as a "Transfer") all, or any portion, of a Membership Interest, unless done in accordance with this Agreement.

Article 10.2 Right of First Refusal. In the event a Member decides to transfer all or part of his/her Membership Interest ("Transferring Member"), such Transferring Member must first give notice to the other Members of such intent. For a period of thirty (30) days after the receipt of such notice ("Option Period"), the Members shall have the option to elect to purchase all of that portion of such Transferring Member's Interest in the Company. If the Transferring Member receives an offer from a third-party to purchase the Transferring Member's Interest, the Transferring Member must disclose such offer to the Members and provide documentation of such offer. If the Members elect to purchase the Transferring Member's Interest, the Members shall have 45 days from timely exercising the option to either (1) pay the agreed value, as defined in Article 10.3, in one lump sum payment or (2) provide the Transferring Member with a promissory note guaranteeing full payment of the Agreed Value in equal monthly installments over a twenty-four (24) month period, bearing no interest. If no Member exercises the option under this Article, or if a Member exercises an option under this Article but fails to make payment or provide a promissory note, the Transferring Member shall have the right to sell his or her interest to a third-party.

Article 10.3 Agreed Membership Value. In the event a Member elects to voluntarily transfer their Membership Interest, the value of the Membership Interest shall be determined by the accountant who normally handles the Company's financial records. If there is no accountant, the agreed value of the Membership Interest shall be determined by an accountant approved by the Transferring Member and the Company. The decision of an accountant under this provision shall be binding, as it pertains to a Transferring Member selling his or her interest to another existing Member of the Company.

<p align="center">Article 11
Termination of a Member's Membership Interest
and Expulsion of a Member</p>

Section 11.1 Termination. A Member shall have both the power and the right to withdraw from the Company by express will. A Member's Membership Interest in the Company shall otherwise be terminated as provided for in the Act.

Section 11.2 Expulsion. A Member may be expelled, and his/her Membership Interest terminated for good cause, by majority vote of the Members, exclusive of the voting power held by the Member being expelled. Good cause for expulsion of a Member shall include, without limitation, the following: (a) any actions or inactions by the Member that have damaged, or are likely to damage, the reputation of the Company (regardless of whether or not such actions or inactions were taken by the Member in their capacity as a member of the Company); (b) material of breach of this Agreement; (c) material breach of their fiduciary duties; or (d) if the Member fails to contribute to the Company in the manner in which the Member has previously agreed to contribute in writing (for example, if the Member agreed to bring in business for the Company and fails to do so).

Article 12
Miscellaneous Provisions

Section 12.1 Books. All of the books of account and records, together with an executed copy of the Articles of Organization and any amendments thereto, shall at all times be maintained at the principal place of business of the Company, or at any other place designated by the Members.

Section 12.2 Banking. All funds of the Company shall be deposited in one or more bank accounts in the name of the Company. No withdrawals from the account shall be made in cash, with the exception of small petty cash withdrawals for miscellaneous items (e.g., parking fees and copying costs). All Members shall have equal access to the Company's bank accounts.

Section 12.3 Noncompetition and Nonsolicitation Agreement. The Members agree not to directly or indirectly compete with the services provided by the Company, or to operate or participate, either as a proprietor, stockholder, agent, consultant, director, officer, stockholder, employee or in any other capacity or manner whatsoever within a ten (10) mile radius of Chattanooga, Tennessee during their time as a Member of the Company and for one-year following the conclusion or termination of their Membership Interest. The Members further agree not to directly or indirectly solicit any of the employees, vendors, suppliers, independent contractors, clients, or Members of the Company for the purpose of providing competing services to the Company.

Section 12.4 Binding Effect. Except as otherwise provided, all provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the Member and her respective heirs, executors, administrators, personal representatives, successors and assigns.

Section 12.5 Severability. Every provision of this Agreement is intended to be severable, if necessary. If any term or provision of this Agreement is or becomes illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

Section 12.6 Applicable Law. The laws of the State of Tennessee shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the Member.

Section 12.7 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original.



Kenyatta D. Ashford Individually and as
Member

September 30th, 2020
Date

Jeremiah J. Vasterling,
Individually and as Member

Date

**EXHIBIT A**

Member	Percentage of Interest in Financial Rights	Percentage of Interest in Governance Rights
Kenyatta D. Ashford	95%	95%
Jeremiah J. Vasterling	5%	5%